                                             May 11, 1998

BANC ONE CORPORATION
100 East Broad Street
Columbus, 01143271-0252

Re: Agreement and Plan of Merger, dated October 20, 1997, between First Commerce Corporation, Delta Acquisition Corporation, and Banc One Corporation

Dear Ladies and Gentlemen:

We have acted as tax advisors to BANC ONE CORPORATION, an Ohio corporation (hereinafter the "Parent"), in connection with the proposed merger ("Merger") of Delta Acquisition Corporation, an Ohio corporation ("Sub"), with and into First Commerce Corporation, a Louisiana corporation ("Target"), pursuant to the terms of the Agreement and Plan of Merger, dated October 20, 1997 ("Merger Agreement"), by and among Parent, Sub, and Target. As a result of such role, you requested we render an opinion as to the Federal income tax consequences for Target shareholders, Target, and Parent. Such is provided herein.

In connection with this opinion, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of
(i) the Merger Agreement, and (ii) any other documents we deemed necessary or appropriate to enable us to render the opinion below. In our examination, we have assumed the authenticity of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies, and the authenticity of the originals of such copies. In rendering the opinion set forth below, we have relied upon certain written representations and covenants of Parent, Sub, and Target, which are annexed hereto.

Our opinion is based on the relevant provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the regulations thereunder, and the judicial and administrative interpretations thereof. There are no assurances that the conclusions reached herein will be accepted by the Internal Revenue Service or judicial authorities if challenged. Any legislative, regulatory, administrative, or judicial decisions subsequent to the date of this opinion may have an impact on the validity of our conclusions. Unless you specifically request otherwise, we will not update our opinion for changes to the law, regulations, or the judicial and administrative interpretations thereof.

Based upon and subject to the foregoing, we are of the opinion that the Merger will, under current law, constitute a tax-free reorganization under Section 368(a) of the Code, and Parent and Target will each be a party to the reorganization within the meaning of Section 368(b) of the Code. As a tax-free reorganization, the Merger will have the following Federal income tax consequences for Target shareholders, Target and Parent:

     1. No gain or loss will be recognized by holders of common stock, par value of $5.00 per share, of Target ("Target Common Stock") as a result of the exchange of such shares for shares of Parent common stock ("Parent Common Stock"), without par value, pursuant to the Merger, except that gain or loss will be recognized on the receipt of cash, if any, received in lieu of fractional shares or by dissenting shareholders in perfection of their dissenting rights. The payment of cash to Target shareholders in lieu of fractional share interests or to dissenting shareholders in perfection of their dissenting rights of Parent Common Stock will be treated for federal income tax purposes as if the fractional shares were distributed as part of the exchange and then were redeemed by Parent. These cash payments will be treated as distributions in full payment in exchange for the stock redeemed as provided by Section 302(a) of the Code.

     2. The tax basis of the shares of Parent Common Stock received by each shareholder of Target will equal the tax basis of such shareholder's shares of Target Common Stock (reduced by any amount allocable to fractional share interests for which cash is received) exchanged in the Merger.

     3. The holding period for the shares of Parent Common Stock received by each shareholder of Target will include the holding period for the shares of Target Common Stock of such shareholder exchanged in the Merger provided that Target Common Stock was held as a capital asset on the date of exchange.

     4. Parent will not recognize gain or loss as a result of the Merger.

     5. Target will not recognize gain or loss as a result of the Merger.

Except as set forth above, we express no opinion as to the tax consequences to any party, whether Federal, state, local, or foreign, of the Merger, or of any transactions related to or contemplated by the Merger. This opinion is being furnished only to you in connection with the Merger and solely for your benefit in connection therewith including the use of such opinion within the related Form S-4 Registration Statement. It may not be used or relied upon for any other purpose, and it may not be circulated, quoted or otherwise referred to for any other purpose without our express written consent.

                                   Very Truly Yours,

                                   /s/ Coopers & Lybrand L.L.P.
                                   Coopers & Lybrand L.L.P.

                                         2